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                                                        Filed By Macromedia Inc.
                                                  Pursuant to Rule 425 under the

                                                          Securities Act of 1933
                              And deemed filed pursuant to Rule 14a-12 under the
                                                 Securities Exchange Act of 1934

                                            Subject Company: Allaire Corporation
                                       Registration Statement File No. 333-54930


Allaire Corporation issued a press release on February 16, 2001 related to its acquisition by Macromedia, Inc., the text of which is attached hereto as Exhibit A.

                    WHERE YOU CAN FIND ADDITIONAL INFORMATION

Investors and security holders of both Macromedia and Allaire are advised to read the prospectus/proxy statement, which was filed with the Securities and Exchange Commission as Registration Statement File No. 333-54930, regarding the business combination transaction referenced in the following information because it contains important information. Allaire expects to mail a prospectus/proxy statement about the merger to its stockholders on or about February 16, 2001. Investors and security holders may obtain a free copy of the prospectus/proxy statement as well as the annual report, quarterly reports, current reports and other documents filed by the companies at the Securities and Exchange Commission's web site at http://www.sec.gov. The prospectus/proxy statement and such other documents may also be obtained, without charge, by directing a request to either Macromedia, Inc., 600 Townsend Street, San Francisco, California 94103, Attention: Investor Relations, or to Allaire Corporation, 275 Grove Street, Newton, Massachusetts 02466, Attention: Investor Relations.

Macromedia and its officers and directors may be deemed to be participants in the solicitation of proxies from Allaire's stockholders with respect to the matters described in the prospectus/proxy statement. Information regarding such officers and directors is included in Macromedia's proxy statement for its 2000 annual meeting of stockholders filed with the Securities and Exchange Commission on June 30, 2000. This document is available free of charge at the Securities and Exchange Commission's Web site at http://www.sec.gov and from Macromedia.

Allaire and its officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of Allaire with respect to the matters described in the prospectus/proxy statement. Information regarding such officers and directors is included in the prospectus/proxy statement and Allaire's proxy statement for its 2000 annual meeting of stockholders filed with the Securities and Exchange Commission on April 14, 2000. This document is available free of charge at the Securities and Exchange Commission's Web site at http://www.sec.gov and from Allaire.

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                                    EXHIBIT A

CONTACT:
JEANNINE MCDONOUGH
ALLAIRE CORPORATION
617-219-2026
JMCDONOUGH@ALLAIRE.COM

      ALLAIRE ANNOUNCES DATE OF SPECIAL MEETING OF STOCKHOLDERS FOR MERGER
                           TRANSACTION WITH MACROMEDIA

NEWTON, MA - FEBRUARY 16, 2001 - Allaire Corporation (Nasdaq: ALLR) today announced that it would convene a special meeting of stockholders on March 20, 2001 at 10:00 AM ET to consider the proposed acquisition of Allaire by Macromedia, Inc. (Nasdaq: MACR) and other matters as may properly come before the meeting. Allaire stockholders of record on February 12, 2001 will be entitled to notice of, and to vote at, the special meeting and any adjournments thereof. The meeting will be held at the offices of Foley, Hoag & Eliot LLP, One Post Office Square, Boston, Massachusetts. The proxy statement relating to the special meeting is expected to be mailed to Allaire stockholders today. The proxy statement can also be obtained directly from the Securities and Exchange Commission's Web site at www.sec.gov.

If Allaire's stockholders approve the merger at the special meeting, and if all other regulatory approvals have been obtained, Allaire expects that the merger will close by the end of the first quarter of fiscal 2001. It is expected that upon completion of the merger, Allaire shareholders will receive 0.2 Macromedia shares and $3 in cash for each Allaire share that they own.

ABOUT MACROMEDIA

Macromedia is passionate about what the Web can be. Its award-winning products empower developers to provide the most engaging experiences on the Web, and enable more effective e-business. Headquartered in San Francisco, Macromedia (Nasdaq: MACR) has more than 1,200 employees worldwide and is available on the Internet at www.macromedia.com.

ABOUT ALLAIRE

Allaire brings e-business innovation within everyone's reach. Technology professionals worldwide rely on Allaire's software products to rapidly and cost-effectively build their business on the Web. With a proven software foundation and a worldwide partner network, Allaire has enabled thousands of companies to deliver innovative Internet business solutions. Headquartered in Newton, Mass., Allaire has offices in North

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America, Europe and Asia Pacific and can be found on the World Wide Web at
www.allaire.com.

                     * * * * * * * * * * * * * * * * * * * *

ColdFusion is a U.S. registered trademarks and Allaire, JRun, HomeSite and Allaire Spectra are trademarks of Allaire Corp. All other company names, brand names and product names are trademarks of their respective holder(s).

This press release contains forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. For this purpose, the statements concerning the anticipated meeting date at which the stockholders of Allaire will consider the merger, the anticipated closing date of the merger, the consideration to be received from Macromedia in the merger, and any statements using the term "expects" or similar expressions, are forward-looking statements. The forward-looking statements involve a number of risks and uncertainties. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include, but are not limited to, the risk that the proposed merger with Macromedia will not close due to lack of regulatory approval or otherwise, fluctuations in the trading price of Macromedia's common stock, and other risks listed from time to time in our reports and registration statements filed with the Securities and Exchange Commission, which factors are incorporated herein by reference. These reports include: (1) our prospectus filed with the Securities and Exchange Commission in January 1999; (2) the Management Discussion and Analysis section of our 1999 report on Form 10-K filed on March 30, 2000; and
(3) the Management Discussion and Analysis section of our Q3 2000 report on Form 10-Q filed on November 14, 2000. Allaire cannot guarantee any future results, levels of activity, performance or achievement. Allaire undertakes no obligation to update any of our forward-looking statements after the date of this press release.